UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2025
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha’arba’a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Standby Equity Purchase Agreement

On December 19, 2025 (the “Effective Date”), RedHill Biopharma Ltd., an Israeli company (the “Company”), entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd., a Cayman Islands exempt limited company (the “Investor”).

Pursuant to the SEPA, subject to certain limitations and conditions set forth therein, the Company, at its sole discretion, has the right, but not the obligation, to sell to the Investor (each such occurrence, an “Advance”) an aggregate amount of up to $25 million (the “Commitment Amount”) of American Depositary Shares, each representing 10,000 of the Company’s ordinary shares, par value NIS 0.01 per share (“ADSs”), at the Company’s request any time from the Effective Date and terminating on the 36-month anniversary of the Effective Date.

In addition to the above, the Company agreed to issue 386,593 ADSs (“Initial Equity Shares”) at a price per ADSs of $1.0235 and a pre-funded warrant (the “Pre-Funded Warrant”) to acquire 590,446 ADSs in the aggregate (the “Pre-Funded Warrant ADSs”) to Investor, for aggregate gross proceeds of $1 million. The closing of the sale of the Initial Equity Shares and the Pre-Funded Warrant occurred on the Effective Date.

Any ADSs issued and sold by the Company to the Investor as part of the Commitment Amount will be sold at a per ADS price equal to, at the Company’s election as specified in the relevant Advance Notice (as defined in the SEPA): (i) 95% of the Market Price (as defined below) on the applicable trading day of delivery of such Advance Notice (the “Option 1 Pricing Period”), or (ii) 97% of the Market Price for the three consecutive trading days commencing on the day such Advance Notice is deemed delivered (the “Option 2 Pricing Period,” and each of the Option 1 Pricing Period and the Option 2 Pricing Period, a “Pricing Period”). “Market Price” is defined as, for any Option 1 Pricing Period, the VWAP (as defined in the SEPA) of the ADSs during the Option 1 Pricing Period, and for any Option 2 Pricing Period, the lowest daily VWAP of the ADSs during the Option 2 Pricing Period, excluding certain days as set forth in the SEPA. The Company may also specify a certain minimum acceptable price per ADS in each Advance using the Option 2 Pricing Period.

If the total number of ADSs traded on Nasdaq during the applicable Pricing Period is less than the Volume Threshold (as defined below), then the number of ADSs issued and sold pursuant to such Advance Notice will be reduced to the greater of (i) 30% of the trading volume of the ADSs on Nasdaq during the relevant Pricing Period or (ii) the number of ADSs sold by the Investor during such Pricing Period, but in each case not to exceed the amount requested in the Advance Notice. “Volume Threshold” is defined as a number of ADSs equal to the quotient of (i) the number of ADSs requested by the Company in the Advance Notice divided by (ii) 0.30.

In addition, the Company may not issue or sell any ADSs to the Investor under the SEPA which, when aggregated with all other ADSs and ordinary shares then beneficially owned by the Investor and its affiliates would result in the Investor and its affiliates beneficially owning more than 9.99% of the then-outstanding ADSs (the “Ownership Limitation”).

Pursuant to the SEPA, the Company agreed to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-1 or multiple registration statements registering for resale all of the ADSs to be offered and sold to the Investor pursuant to the SEPA (the “Resale Registration Statement”), including the Initial Equity Shares and the Pre-Funded Warrant ADSs. The Company is required to have the Resale Registration Statement declared effective by the SEC before it can request an Advance pursuant to the SEPA.

As consideration for Investor’s commitment to purchase ADSs under the SEPA, the Company agreed to pay 2.00% of the Commitment Amount (the “Commitment Fee”), of which 25% is payable on each of the following dates: (i) within three days of the Effective Date, (b) on the 90-day anniversary of the Effective Date, (c) on the 180-day anniversary of the Effective Date, and (d) on the 270-day anniversary of the Effective Date, in each case either in cash or subject to the ownership limitations described above by issuance to the Investor of such number of  ADSs equal to the portion of the Commitment Fee then due divided by $1.0235. In addition, the Company issued 122,130 ADSs to Investor in connection with the first tranche of the Commitment Fee. In addition, the Company is paying a structuring fee to the Investor in an aggregate amount of $25,000.

The Company may terminate the SEPA at any time upon five trading days’ prior written notice to the Investor, provided that there are no outstanding Advance Notices under which the Company is yet to issue ADSs and all amounts due to the Investor have been paid. The Company and the Investor may also agree to terminate the SEPA by mutual written consent.

The SEPA contains customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in the SEPA were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement and may be subject to limitations agreed upon by such parties.

As of December 22, 2025, 50,923,261,000 ordinary shares of the Company are issued and outstanding (equivalent to 5,092,326 ADSs).

The foregoing description of the material terms of the SEPA and the Pre-Funded Warrant is only a summary and is qualified in its entirety by reference to the full text of the SEPA and the Form of Pre-Funded Warrant, copies of which are filed as Exhibit 99.1 and 99.2 to this Form 6-K and are incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Standby Equity Purchase Agreement, dated as of December 19, 2025, between the Registrant and YA II PN, LTD.
99.2	Form of Pre-Funded Warrant

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845), on June 29, 2023 (File No. 333-273001), on June 20, 2024 (File No. 333-280327) and on March 25, 2025 (File No. 333-286082), and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848), on August 4, 2023 (File No. 333-273709), on October 13, 2023 (File No. 333-274957), as amended, and on August 9, 2024 (File No. 333-281417).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the “Registrant”)

Date: December 23, 2025	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer